Exhibit 99.7

CONSENT OF QUALIFIED PERSON

I, Augusto Chung, FAusIMM CP, consent to the public filing of the technical report titled, “NI 43-101 Preliminary Economic Assessment (PEA) for the Yauricocha Mine, Peru” with an effective date of July 31, 2017 and a report date of August 8, 2018 (the “Technical Report”) by Sierra Metals Inc. (the “Company”).

I also consent to the use of extracts from, or a summary of, the Technical Report in the Company’s press release dated June 27, 2018 (the “June Press Release”) and the related material change report of the Company dated July 6, 2018 (the “MCR”).

I confirm that I have read the June Press Release and the MCR filed by the Company and they fairly and accurately represent the information in the part of the Technical Report for which I am responsible.

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Dated this 10th day of August, 2018.

“Augusto Chung”
Augusto Chung, FAusIMM CP